Exhibit 12.1

TRANSATLANTIC PETROLEUM LTD.

CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES

(in thousands, except ratios)

Six Months Ended June 30, 2016
Earnings available for fixed charges:
Loss from continuing operations before income taxes	$(8,514)
Interest expense	5,270
Portion of rent expense representing interest	-
Earnings available for fixed charges	(3,244)

Fixed charges:
Interest expense	5,270
Portion of rent expense representing interest	-
Fixed charges	5,270

Ratio of earnings to fixed charges	-
Coverage deficiency	13,784